2022 & 2023 Financials

Caribbrew

January 2022 - December 2023

Prepared by

Gage Nestor Accounting & Tax Services

Prepared on

June 17, 2024


Caribbrew LLC
Statement of Cash Flows
January 2022 - December 2023


	Jan - Dec 2022	Jan - Dec 2023
OPERATING ACTIVITIES		
Net Income	88,100.89	7,853.64
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Due to/from Edras		-28,714.00
Malbranche Loan	-20,212.62	-96,230.98
Paypal Exchange	17,500.62	0.00
Lease Hold Improvements		-7,000.00
Shareholders Loan	-90,303.97	-40,284.24
B. MALBRANCHE (8670) - 3	992.28	-3,950.67
Blue Business Cash(TM) (1001) - 3	5,370.62	-5,370.62
Bluevine Capital	0.00	
Clearco 650	-9,855.16	
Clearco 651	-9,855.16	
Clearco Exchange	0.00	
Forward Financing Capital	0.00	
Invest Newark Loan		237,948.87
KLC Financial Bank	1,300.79	
Payroll Exchange	0.00	0.00
Return Exchange		0.00
Shopify Capital Loan	5,577.39	-12,564.01
Stripe Capital Loan	-22,089.85	12,800.00
Venessa A Stephen Loan	4,000.00	-4,000.00
You Lend Me Co		0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-$ 117,575.06	$ 52,634.35
Net cash provided by operating activities	-$ 29,474.17	$ 60,487.99
FINANCING ACTIVITIES		
Beverly Malbranche Capital	34,436.85	-40,202.78
Beverly Malbranche Capital:Beverly Malbranche Contribution	7,631.66	-7,631.66
Beverly Malbranche Capital:Beverly Malbranche Distribution	146.20	
Chad Smile Capital	2,660.24	-2,660.24
Esdras Malbranche Capital	7,980.70	-9,216.26
Retained Earnings	-53,204.69	83,502.92
Rulx Malbranche Capital	7,980.70	-9,216.25
Rulx Malbranche Capital:Rulx Malbranche Contributions	14,575.73	-14,575.73
Net cash provided by financing activities	$ 22,207.39	$ 0.00
Net cash increase for period	-$ 7,266.78	$ 60,487.99

Caribbrew LLC
Profit and Loss
January 2022 - December 2023

	Jan - Dec 2022	Jan - Dec 2023
Income		
Cash Rewards	5.33	37.04
Grant Income	150,000.00	
Sales	205,089.30	259,185.32
Sales of Product Income	7,768.69	-6,999.91
Wholesale Income	176,726.37	67,477.15
Total Income	**$ 539,589.69**	**$ 319,699.60**
Cost of Goods Sold		
Purchases	134,802.56	124,960.87
Roasting	1,783.43	529.55
Total Purchases	**$ 136,585.99**	**$ 125,490.42**
Total Cost of Goods Sold	**$ 136,585.99**	**$ 125,490.42**
Gross Profit	**$ 403,003.70**	**$ 194,209.18**
Expenses		
Advertising & Marketing	43,335.14	16,590.33
Advertising & Marketing Contractor		1,556.86
Photography	450.00	
Total Advertising & Marketing Contractor	**$ 450.00**	**$ 1,556.86**
Total Advertising & Marketing	**$ 43,785.14**	**$ 18,147.19**
Auto	1,043.23	635.82
Gas	742.68	521.27
parking	109.50	67.77
Total Auto	**$ 1,895.41**	**$ 1,224.86**
Bank Charges & Fees	5,787.00	3,324.58
Contractors	11,857.75	10,264.00
Employee Salary	26,502.71	2,557.54
Insurance	4,747.81	3,874.16
Interest Expense	50,008.80	14,327.57
job Supplies	28,202.56	31,721.44
Legal & Professional Services	3,955.00	2,817.55
Meals & Entertainment	1,630.64	2,926.89
Office Expense	23,403.23	13,372.47
Office Subscription Billing		63.93
Total Office Expense	**$ 23,403.23**	**$ 13,436.40**
Office Supplies & Software	9,320.72	10,560.26
Payroll Expense	9,239.16	3,101.36
Rent & Lease	31,988.63	34,622.88
Repairs & Maintenance	3,880.59	613.81

Shipping		44,199.82	16,976.93
Shopify Fees/Discounts			4,719.75
State Taxes		375.00	
Taxes & Licenses		3,449.76	5,259.33
Telephone			206.20
Travel		4,791.89	1,349.30
Utilities		1,518.54	914.66
Vendor Fee		4,200.00	3,408.88
Total Expenses		**$ 314,740.16**	**$ 186,355.54**
Net Operating Income		**$ 88,263.54**	**$ 7,853.64**
Other Expenses			
Penalties		162.65	
Total Other Expenses		**$ 162.65**	**$ 0.00**
Net Other Income		**-$ 162.65**	**$ 0.00**
Net Income		**$ 88,100.89**	**$ 7,853.64**

Caribbrew LLC
Balance Sheet
As of December 31, 2023

	Jan - Dec 2022	Jan - Dec 2023
ASSETS		
Current Assets		
Bank Accounts		
Checking 3351	19.54	33,007.53
Providence Bank		27,500.00
Total Bank Accounts	$ 19.54	$ 60,507.53
Other Current Assets		
Due to/from Edras		28,714.00
Malbranche Loan	143,473.89	239,704.87
Paypal Exchange	0.00	0.00
Total Other Current Assets	$ 143,473.89	$ 268,418.87
Total Current Assets	$ 143,493.43	$ 328,926.40
Fixed Assets		
Equipment - Coffee	12,677.42	12,677.42
Accumulated Depreciation equipment - Coffee	-12,677.42	-12,677.42
Total Equipment - Coffee	$ 0.00	$ 0.00
Honda Car	6,720.00	6,720.00
Accumulated Depreciation	-6,720.00	-6,720.00
Total Honda Car	$ 0.00	$ 0.00
Lease Hold Improvements		7,000.00
Total Fixed Assets	$ 0.00	$ 7,000.00
Other Assets		
Shareholders Loan	90,303.97	130,588.21
Total Other Assets	$ 90,303.97	$ 130,588.21
TOTAL ASSETS	$ 233,797.40	$ 466,514.61
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Credit Cards		
B. MALBRANCHE (8670) - 3	25,728.67	21,778.00
Blue Business Cash(TM) (1001) - 3	5,370.62	0.00
Total Credit Cards	$ 31,099.29	$ 21,778.00
Other Current Liabilities		
Clearco 650	0.00	0.00
Clearco 651	0.00	0.00
Invest Newark Loan		237,948.87
KLC Financial Bank	11,620.14	11,620.14
Shopify Capital Loan	12,564.01	0.00

Stripe Capital Loan		2,910.15	15,710.15
Venessa A Stephen Loan		4,000.00	0.00
Total Other Current Liabilities	$	**31,094.30**	**$ 265,279.16**
Total Current Liabilities	$	**62,193.59**	**$ 287,057.16**
Total Liabilities	$	**62,193.59**	**$ 287,057.16**
Equity			
Beverly Malbranche Capital		40,202.78	0.00
Beverly Malbranche Contribution		7,631.66	0.00
Beverly Malbranche Distribution		0.00	0.00
Total Beverly Malbranche Capital	$	**47,834.44**	**$ 0.00**
Chad Smile Capital		2,660.24	0.00
Esdras Malbranche Capital		9,216.26	0.00
Retained Earnings		0.00	171,603.81
Rulx Malbranche Capital		9,216.25	0.00
Rulx Malbranche Contributions		14,575.73	0.00
Total Rulx Malbranche Capital	$	**23,791.98**	**$ 0.00**
Net Income		88,100.89	7,853.64
Total Equity		**$ 171,603.81**	**$ 179,457.45**
TOTAL LIABILITIES AND EQUITY		**$ 233,797.40**	**$ 466,514.61**

Caribbrew LLC
Statement of Changes in Equity
As of December 31, 2023

Statement of Changes in Equity	Year Ended Dec, 2022	Year Ended Dec, 2023
Opening Balance	$0.00	$171,603.81
Net profit/loss	$88,100.89	$7,853.64
Contributions	$79,918.97	$0.00
Preferred Stock Issued	$0.00	$0.00
Ending Balance	$171,603.81	$179,457.45

Caribbrew, LLC
Notes to the Financial Statements
Fiscal Years Ended December 31, 2022 & 2023

1. ORGANIZATION AND PURPOSE

Caribbrew is a corporation organized under the laws of New Jersey. Its purpose is to elevate our beverage ritual through the better for you and delicious line of coffee, chocolate, and Teas. They also source equitable from farmers in Haiti and throughout the Caribbean.

2. Summary of Significant Accounting Policies

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financials statements follows

a) Basic of Accounting

The Company prepares its financial statement son an accrual basis of accounting in conformity with accounting principles generally accepted In the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred

b) Fiscal Year

The company operates on a 52-week fiscal year ending on December 31

3. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financials statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.

Caribbrew LLC